Exhibit 12.1

APPROACH RESOURCES INC.

STATEMENT OF COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,
(in thousands, except per-share data)	2013		2014		2015		2016		2017
COMPUTATION OF EARNINGS (LOSS):
Earnings (loss) before income taxes	$114,763		$89,864		$(267,509)		$(76,661)		$(112,359)
Fixed charges	14,153		21,670		25,089		27,301		21,090
	$128,916		$111,534		$(242,420)		$(49,360)		$(91,269)
COMPUTATION OF EARNINGS (LOSS):
Interest expense(1)	$14,125		$21,656		$25,066		$27,262		$21,053
Implicit interest in rent	28		14		23		39		37
	$14,153		$21,670		$25,089		$27,301		$21,090
Ratio of earnings (loss) to fixed charges(2)	9.11	x	5.15	x	-	(3)	-	(3)	-	(3)

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(1)	For purposes of computing this ratio, we have excluded interest income from interest expense amounts reported on the consolidated statement of operations.
(2)

The ratio has been computed by dividing earnings (loss) by fixed charges. For purposes of computing the ratio, the numerator consists of the sum of (i) earnings (loss), which includes income before income taxes, and (ii) fixed charges. The denominator consists of fixed charges, which includes interest expense and a portion of rentals representative of an implicit interest factor for such rentals.

(3)

Due to our net losses for the years ended December 31, 2015, 2016 and 2017, the coverage ratio for each of these periods was less than 1:1. To achieve a coverage ratio of 1:1, we would have needed additional earnings of approximately $242.4 million, $49.4 million and $91.3 million for the years ended December 31, 2015, 2016 and 2017, respectively.